UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

_______________________

Gevity HR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374393106

(CUSIP Number)

Thomas J. Murphy

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, Connecticut 06830

Tel. No.: (203) 629-8600

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

June 1, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374393106	SCHEDULE 13D	Page 2 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: HR Acquisitions, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	SCHEDULE 13D	Page 3 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	SCHEDULE 13D	Page 4 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic Partners 84, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	SCHEDULE 13D	Page 5 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	SCHEDULE 13D	Page 6 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	SCHEDULE 13D	Page 7 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GapStar, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	SCHEDULE 13D	Page 8 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments CDA, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	SCHEDULE 13D	Page 9 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO GmbH & Co. KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	SCHEDULE 13D	Page 10 of 14

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO Management GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 374393106	SCHEDULE 13D	Page 11 of 14

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed on May 27, 2008, as amended by Amendment No. 1, dated July 30, 2008, Amendment No. 2, dated January 21, 2009, and Amendment No. 3, dated March 6, 2009 (collectively, the “Schedule 13D”) by the Reporting Persons (as such term is defined in the Schedule 13D) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gevity HR, Inc., a Florida corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On May 20, 2009, the shareholders of the Company approved the Merger Agreement, and on June 1, 2009, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the time at which the Merger became effective (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock held in the treasury of the Company or held by any direct or indirect wholly owned subsidiary of the Company and (ii) shares of Common Stock owned by Parent or Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub) was converted into the right to receive $4.00 in cash, without interest and less applicable withholding taxes (the “Merger Consideration”). The shares of Common Stock held by the Reporting Persons were contributed by HR Acquisitions, LLC to Parent immediately prior to the Effective Time in exchange for 530,018 shares of Series H Convertible Preferred Stock of Parent, par

CUSIP No. 374393106	SCHEDULE 13D	Page 12 of 14

value $0.0001 per share, and such shares of Common Stock were not converted into the right to receive Merger Consideration but were automatically cancelled at the Effective Time.

As a result of the Merger, the Company became a privately held company and ceased trading on The Nasdaq Global Select Market (“Nasdaq”). Following the Effective Time, Nasdaq filed a Form 25 with the Securities and Exchange Commission to delist the Company’s Common Stock effective June 1, 2009.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The Reporting Persons do not own any shares of Common Stock.
(b)	The Reporting Persons do not own any shares of Common Stock.

(c)       Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)       The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 1, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

CUSIP No. 374393106	SCHEDULE 13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2009.

HR ACQUISITIONS, LLC
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.

By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	A Managing Director

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	A Managing Member

CUSIP No. 374393106	SCHEDULE 13D	Page 14 of 14

GAPSTAR, LLC
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Vice President

GAP Coinvestments CDA, L.P.

By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, Its general partner
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director